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BY REGISTERED POST

4 April 2005

82-3327

Exemption No. 33-51010

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W.
Room 3099
Mail Shop 3-7, Washington D. C. 20549
U. S. A.

SUPPL


05007432

Attention: Ms Sandra Folsom

Dear Sirs,

SCMP Group Limited (Exemption No. 33-51010)

On behalf of SCMP Group Limited (the "Company"), a company listed in Hong Kong, I am furnishing the below listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

Announcement on Final Results for the Year Ended 31 December 2004

The Annual Report 2004 will be available before end of April 2005 and dispatched to you by then.

Yours faithfully,
For and on behalf of
SCMP Group Limited


PROCESSING
RECEIVED
SEC MAIL
APR 18 2005
SECTION
202
WASH. D.C.

Vera Leung
Legal Counsel & Company Secretary

Enclosure

VL/vc

SCMP Group Limited
SCMP集團有限公司*

（在百慕達註冊成立之有限公司）

（股份代號：583）


RECEIVED
APR 18 2005

截至二零零四年十二月三十一日止年度之末期業績

末期業績

SCMP集團有限公司（「本公司」）董事會欣然宣佈，本公司及其集團公司（「本集團」）截至二零零四年十二月三十一日止年度之經審核綜合末期業績如下：

綜合損益表
截至二零零四年十二月三十一日止年度

	附註	二零零四年 港幣千元	二零零三年 港幣千元
營業額	1	1,374,673	1,279,996
其他收益	2	5,789	4,091
員工成本		(369,152)	(368,799)
生產原料/銷售成本		(413,604)	(410,416)
租金及設施		(76,345)	(83,456)
折舊及攤銷		(83,861)	(83,261)
廣告及宣傳		(23,933)	(15,259)
其他經營開支		(151,391)	(153,117)
		(1,110,497)	(1,110,217)
出售已終止業務之收益	3	76,760	–
重估投資物業之盈餘/(虧損)		18,062	(112,046)
出售長期投資股份之收益/(虧損)		7,326	(2,267)
終止共同控制企業之虧損		(1,076)	–
出售聯營公司投資之虧損		–	(2,612)
資產減值撥備		–	(780)
出售附屬公司之收益		–	600
		101,072	(117,105)
經營業務所得盈利		365,248	52,674
財務費用		(1,911)	(5,194)
經營盈利		363,337	47,480
應佔聯營公司盈利減虧損		10,299	3,981
應佔共同控制企業虧損		(361)	(4,048)
除稅前盈利		373,275	47,413
稅項	4	(50,461)	(41,674)
除稅後盈利		322,814	5,739
少數股東權益		(5,668)	(3,977)
股東應佔盈利		317,146	1,762
股息分派	7	234,142	93,657
每股基本盈利	5	20.32港仙	0.11港仙

綜合資產負債表

	附註	十二月三十一日 二零零四年 港幣千元	十二月三十一日 二零零三年 港幣千元
非流動資產			
無形資產		41,880	33,172
固定資產		1,301,689	1,347,348
界定利益計劃之資產		30,415	27,070
聯營公司之權益		41,543	37,425
共同控制企業之權益		–	7,527
長期投資股份		156,660	128,320
		1,572,187	1,580,862
流動資產			
存貨		37,774	40,618
應收款項		191,613	162,182
預付費用、按金及其他應收賬款		42,133	42,994
銀行結餘及存款		363,095	159,804
		634,615	405,598
流動負債			
應付款項及應計負債		116,709	148,292
應付稅項		30,087	5,817
預收訂閱費		22,848	22,931
有抵押銀行透支		2,358	2,814
長期銀行貸款之現期部分（無抵押）		230,000	–
		402,002	179,854
流動資產淨值		232,613	225,744
總資產減流動負債		1,804,800	1,806,606
非流動負債			
少數股東權益		12,320	9,677
長期銀行貸款（無抵押）		17,000	230,000
遞延稅項		90,540	96,905
		119,860	336,582
		1,684,940	1,470,024
資本及儲備			
股本		156,095	156,095
儲備	6	1,372,750	1,251,491
擬派股息分派	6	156,095	62,438
		1,528,845	1,313,929
		1,684,940	1,470,024

賬項附註

1. 營業額、收入及分部資料

本公司為投資控股公司。本集團於本年度之主要業務包括出版、印刷及分銷（*南華早報*）、（*星期日南華早報*）及其他印刷及電子刊物。本集團亦透過其附屬公司經營零售、錄像及影片後期製作以及物業投資等業務。年內，本集團已出售其零售業務。

本集團於本年度之營業額及經營盈利貢獻分析如下：

	營業額 二零零四年 港幣千元	營業額 二零零三年 港幣千元	經營盈利之貢獻 二零零四年 港幣千元	經營盈利之貢獻 二零零三年 港幣千元
營業額				
持續經營業務				
報章、雜誌及其他刊物	972,537	773,830	252,123	79,116
投資物業	13,885	81,401	28,296	(32,965)
錄像及影片後期製作	22,499	20,208	(3,940)	(2,301)
音樂出版	13,781	5,937	9,394	4,298
	1,022,702	881,376	285,873	48,148
已終止業務				
零售	351,971	398,620	77,464	(668)
	1,374,673	1,279,996	363,337	47,480

2. 其他收益

	二零零四年 港幣千元	二零零三年 港幣千元
上市證券投資之股息收入	2,100	1,427
利息收入	815	1,543
其他	2,874	1,121
	5,789	4,091

3. 出售一項已終止業務之盈利

於二零零四年九月十五日，本集團宣佈本公司之全資附屬公司南華早報零售有限公司（「南華早報零售」）於二零零四年九月十三日與The Dairy Farm Company, Limited（「買方」）訂立協議，據此，南華早報零售將出售「地利店」名下有關便利店零售業務之若干資產予買方（「出售事項」）。當出售事項於二零零四年十一月九日完成時，本集團已終止經營其便利店零售業務。該出售事項產生盈利76,800,000港元，並已於二零零四年入帳。

4. 稅項

	二零零四年 港幣千元	二零零三年 港幣千元
公司及附屬公司：		
香港利得稅	54,075	34,427
海外稅項	472	231
有關暫時差異產生及撥回之遞延稅項	(6,365)	(2,881)
[illegible]	–	8,538
	48,182	40,315
以下各項之應佔稅項：		
聯營公司	2,279	1,337
共同控制企業	–	22
稅項支出	50,461	41,674

香港利得稅乃按年內估計應課稅溢利按17.5%（二零零三年：17.5%）稅率作出撥備。

5. 每股盈利

每股基本盈利乃根據年內股東應佔盈利317,146,000港元（二零零三年：1,762,000港元）及於年內已發行股份1,560,945,596股（二零零三年：1,560,945,596股）計算。

由於本年度並無攤薄影響，因此並無呈列每股攤薄盈利。

6. 儲備及擬派股息分派

集團	[illegible] 港幣千元	[illegible] 港幣千元	[illegible] 港幣千元	[illegible] 港幣千元	[illegible] 港幣千元	[illegible] 港幣千元	總計 港幣千元
於二零零四年一月一日	46,971	1,162,252	32,836	1,325	(34,863)	111,408	1,313,929
[illegible]	–	–	43,307	–	–	–	43,307
[illegible]	–	–	(5,335)	–	–	–	(5,335)
[illegible]	–	–	–	–	243	–	243
[illegible]	–	–	–	–	240	–	240
本年盈利	–	–	–	–	–	317,146	317,146
二零零三年末期股息分派	–	(62,438)	–	–	–	–	(62,438)
二零零四年中期股息分派	–	(78,047)	–	–	–	–	(78,047)
於二零零四年十二月三十一日（附註(a)）	46,971	1,021,767	70,808	1,325	(34,380)	428,554	1,528,845

附註：

(a) 截至二零零四年十二月三十一日止年度之擬派末期股息分派109,264,000港元及特別股息分派46,829,000港元將由本公司繳入盈餘中支付。

7. 股息分派

	二零零四年 港幣千元	二零零三年 港幣千元
中期股息分派每股5港仙（二零零三年：2港仙）	78,047	31,219
擬派末期股息分派每股7港仙（二零零三年：4港仙）	109,264	62,438
擬派特別股息分派每股3港仙（二零零三年：無）	46,829	–
	234,142	93,657

管理層討論及分析

主要業務

SCMP集團於二零零四年為投資控股公司，年內其主要業務為出版報章、雜誌及書籍、零售、音樂出版及投資。

財務摘要

- 營業額 1,374.7百萬港元
- 經常性經營盈利 264.1百萬港元
- 經營盈利 363.3百萬港元
- 純利 317.1百萬港元
- 每股盈利 0.20港元
- 股息每股 0.12港元
- 特別股息每股 0.03港元
- 全年股息每股 0.15港元

本集團之經營業績

本集團截至二零零四年及二零零三年十二月三十一日止年度之綜合經營業績如下：

（百萬港元，每股金額除外）	二零零四年	二零零三年	變動百分比
營業額	1,374.7	1,280.0	.7
經營成本（未計折舊及攤銷）	(1,032.5)	(1,020.2)	1
經營盈利（未計折舊及攤銷）	342.2	259.8	32
折舊及攤銷	(83.9)	(83.2)	1
其他收益	5.8	4.1	41
經常性經營盈利	264.1	180.7	46
出售零售業務資產之收益	76.8	–	100
重估投資物業之盈餘/(虧損)	18.1	(112.0)	*
出售長期投資股份之收益/(虧損)	7.3	(2.3)	*
終止共同控制企業之虧損	(1.1)	–	100
出售附屬公司及聯營公司之虧損	–	(2.0)	(100)
辦公室搬遷開支	–	(10.9)	(100)
資產減值撥備	–	(0.8)	(100)
財務費用	(1.9)	(5.2)	(63)
經營盈利	363.3	47.5	*
稅項	(50.4)	(41.6)	21
聯營公司及共同控制企業之盈利/(虧損)	9.9	(0.1)	*
少數股東權益	(5.7)	(4.0)	43
股東應佔盈利	317.1	1.8	*
已發行股份數目	1,560,945,596	1,560,945,596	
每股盈利（港仙）	20.32	0.11	*

* 表示增加或減少超過100%

於二零零四年十一月，本集團完成出售連鎖便利店「地利店」之零售業務資產。零售業務之營運業績已呈報為二零零四年及二零零三年之部份經常性經營盈利，但於二零零五年將列作已終止業務處理。

（百萬港元）	持續經營業務	零售	二零零四年 總計
營業額	1,022.7	352.0	1,374.7
經營成本（未計折舊及攤銷）	(683.8)	(348.7)	(1,032.5)
經營盈利（未計折舊及攤銷）	338.9	3.3	342.2
折舊及攤銷	(81.3)	(2.6)	(83.9)
其他收益	5.8	–	5.8
經常性經營盈利	263.4	0.7	264.1

二零零四年之員工成本與二零零三年相若，出售零售業務後薪金支出減少抵銷了本集團出版業務員工成本之輕微上升。二零零四年生產成本較二零零三年上升33%，主要由於新聞紙開支增加。二零零四年之新聞紙開支增加31%，乃由於每公噸新聞紙之平均成本上升13%（二零零四年為476美元，而二零零三年為420美元），以及廣告量及發行量增加導致新聞紙消耗量上升16%。零售業務之銷售成本下降，乃由於在二零零四年十一月出售資產後停止業務運作所致。二零零四年之租金及設施開支因辦公室租金下調（有關租約於二零零三年十一月重續）及出售零售業務而減少。於二零零四年及二零零三年與零售業務有關之租金及設施開支分別為43.1百萬港元及49.6百萬港元。二零零四年的廣告及宣傳費用較二零零三年增加57%，增加開支以提高銷量及廣告量，以及於二零零四年四月推出《MAXIM》香港版。折舊費用因編輯及發行營運系統之投資而輕微增加。

本集團之經營盈利於二零零四年較二零零三年大幅增加，是由於報章出版業務之較高盈利、出售零售業務資產所得之收益及投資物業重估盈餘所致。報章出版業務之經營盈利於二零零四年上升，是由於廣告收益增加（尤以招聘廣告收益），而經營成本及開支溫和上升。經營盈利邊際利潤由二零零三年之9.6%增至二零零四年之28.5%。其他出版業務（包括雜誌及書籍）之經營盈利於二零零四年較二零零三年減少，因為有關《MAXIM》錄得經營虧損，但部份已被其他雜誌刊物及書籍出版之較高經營盈利所抵銷。本集團於二零零四年九月出售其零售業務資產，該項出售於二零零四年十一月完成，帶來76.8百萬港元之收益。零售業務之大部份經營盈利乃因該項出售所致。投資物業於二零零四年為經營盈利帶來貢獻，而二零零三年則因重估虧損而產生經營虧損。

業務分部之財務回顧

報章出版

本集團主要收入來源為報章出版業務[illegible]本集團經營盈利之67%及經常性經營盈利之90%乃源自該業務。

於二零零四年，星期一至星期六及星期日之發行收益分別增加1%及5%，廣告收益較二零零三年增加29%[illegible]

雜誌及書籍出版

二零零四年雜誌業務表現[illegible]所有刊物之廣告收益均增加，但[illegible]（MAXIM）之經營虧損[illegible]

[illegible]

零售

於二零零四年九月，本集團以101.5百萬港元出售其零售業務資產，該項出售於二零零四年十一月完成。本集團自該項出售錄得76.8百萬港元之收益。

二零零四年零售業務之收益及經營盈利（不包括上述出售之收益）分別為352.0百萬港元及0.7百萬港元。

投資物業

[illegible]

本集團將會繼續開拓機遇，以盡量提升電視城物業之價值，包括申請將土地用途改為主要作住宅發展之用，有關申請已取得城市規劃委員會之原則上批准。由於預期申請程序冗長，本公司將繼續考慮該物業作為投資物業，有賺取租金收入之潛力。

錄像及影片後期製作

儘管收益增加11%，但由於價格競爭及於廣州營運之初期設立成本，該項業務二零零四年之經營虧損較二零零三年增加。

音樂出版

由於市場對傳統方及張國榮唱片之需求強勁，音樂出版業務之收益及經營盈利均增加。

流動資金及資本來源

概覽

於二零零四年十二月三十一日，本集團之借貸總額為249.4百萬港元，其中230百萬港元及17百萬港元為無抵押有期港元浮息貸款，分別須於一年及五年內償還，其餘2.4百萬港元乃須於一年內償還的銀行透支。本集團並無重大外匯兌換波動風險。

於二零零四年十二月三十一日，扣除銀行結餘及存款後，本集團並無資產負債比率，而於二零零三年十二月三十一日則為5%。

於二零零四年十二月三十一日，流動資產對流動負債比率為1.6倍，而於二零零三年十二月三十一日則為2.3倍。下降原因主要是由於二零零四年一項230百萬港元之銀行貸款（於二零零五年十月到期）由長期負債重新歸類為流動負債。

於二零零五年，本集團預期期初之現金結餘、經營產生之現金及外部資源所得資金足以應付營運資金需求、償還銀行貸款、計劃之資本開支及派付股息。

經營業務

本集團之流動資金來源主要來自報章出版，二零零四年經營業務提供之現金淨額為252.8百萬港元，二零零三年則為214.6百萬港元。現金淨額增加因收益上升，而營運成本則維持平穩。

投資活動

二零零四年投資活動之現金流入淨額為77.5百萬港元，二零零三年則為現金流出淨額19.9百萬港元。二零零四年投資現金流入，包括出售零售業務資產90.4百萬港元及投資股份17.6百萬港元所得款項。該等流入款項部份被資本開支所抵銷。二零零四年資本開支為37.9百萬港元，其中(i)14.6百萬港元用於投資新廣告及發行系統；(ii)8.0百萬港元用於購買錄像影片製作設備；及(iii)15.3百萬港元用於更換項目及電腦設備。

本集團現正投資於四台新印刷機，並將於二零零五年年底開始運作，取代替四台已使用十八年而可用年期快將完結之舊機。新印刷機之估計成本為93.2百萬港元，其中9.0百萬港元已於二零零四年支付，80.2百萬港元將於二零零五年支付及4.0百萬港元將於二零零六年支付。

於二零零五年，本集團投資約115.0百萬港元於固定資產，包括新印刷機之80.2百萬港元。

融資活動

年內融資活動所用現金淨額為126.5百萬港元，包括支付股息款項140.5百萬港元予本集團股東及3.0百萬港元予一間附屬公司之少數股東，有關款項部份已為銀行貸款17.0百萬港元所抵銷。

展望

展望二零零五年之前景樂觀，儘管本集團預期出版業務之增長步伐對比於二零零四年有所減慢。受經濟活動及消費信心強勁反彈之推動，預計二零零五年及其後之廣告支出將持續增長。多間公司已表示將於二零零五年繼續招聘新員工。

股息分派

董事建議從繳入盈餘賬中派發末期股息每股7港仙（二零零三年：4港仙）及於出售本集團之零售業務資產所得收益中派發特別股息每股3港仙（二零零三年：無）。末期及特別股息分派，加上已派發之中期股息每股5港仙，將令截至二零零四年十二月三十一日止年度所派發之股息分派總額為每股15港仙。擬派末期及特別股息分派如獲批准，將於二零零五年五月二十六日（星期四）派發予於二零零五年五月二十四日（星期二）名列本公司股東名冊之股東。

暫停股票過戶登記

本公司將由二零零五年五月十九日（星期四）至二零零五年五月二十四日（星期二），包括首尾兩天，暫停辦理股票過戶登記手續。為確保合符資格收取擬派股息分派，所有股份過戶文件連同有關股票，必須於二零零五年五月十八日（星期三）下午四時前送達香港皇后大道東183號合和中心17樓1712-1716室本公司香港股票過戶分處香港中央證券登記有限公司，辦理過戶登記手續。

僱員

本集團於二零零四年十二月三十一日僱用1,035名員工。員工之薪酬保持在具競爭力之水平，同時根據業績及員工個別之工作表現授予花紅。本集團提供之其他僱員福利包括公積金、醫療保險及購股權計劃。

購買、出售或贖回本公司股份

年內，本公司或其任何附屬公司均無購買、出售或贖回本公司任何股份。

公司管治

董事會及管理層一直致力履行對股東之責任，本集團視提升及維護股東權益為首要任務之一，同時為本集團之成功關鍵。

經過多年發展，本集團已建立了完善之公司管治機制，確保集團嚴守道德操守，並嚴格遵守最高之業內標準。公司管治機制是否具成效，關鍵是要嚴謹監管管治機制能否將管理層與股東之利益達成一線，充分保障及提升股東權益。本集團定期檢討此等指引及政策，推陳出新，確保有關指引及政策能切合當今瞬息萬變之營商環境及市場要求。本公司之公司管治常規刊載於年報。

最佳應用守則

董事認為，除有關非執行董事並無固定任期（惟須根據本公司之公司細則輪值告退及重選）外，本公司於本年度內均一直遵守香港聯合交易所有限公司證券上市規則（「上市規則」）附錄十四所載之最佳應用守則。

審核委員會

審核委員會自一九九八年成立，訂有書面職權範圍，現時該委員會成員包括[illegible]個獨立非執行董事利定昌先生、夏佳理先生及李國寶博士。年內，審核委員會[illegible]舉行了兩次會議。審核委員會已審閱本集團截至二零零四年十二月三十一日止年度之經審核末期業績。

代表董事會
主席
郭孔演

香港，二零零五年四月一日

於本公布日期，董事會成員包括郭孔演先生（主席）、Roberto V. Ongpin 先生（副主席）、夏佳理先生、岳曉炯博士、郭惠光女士、利定昌先生*、李國寶博士*及黃志祥先生。*

* *獨立非執行董事*

載有上市規則規定的所有資料之本公司二零零四年年報，將於適當時候在香港聯合交易所有限公司網站刊登，並將於二零零五年四月底前寄發予股東。

* *僅供識別*

SCMP Group Limited

SCMP集團有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 583)


RECEIVED
APR 1 8 2005

FINAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2004

FINAL RESULTS

The Directors of SCMP Group Limited (the "Company") are pleased to announce the audited consolidated final results of the Company and its group of companies (the "Group") for the year ended 31 December 2004 as follows:

CONSOLIDATED PROFIT & LOSS ACCOUNT

Year ended 31 December 2004

	Notes	2004 *HK$'000*	2003 *HK$'000*
TURNOVER	1	1,374,673	1,279,996
Other revenue	2	5,789	4,091
Staff costs		(369,152)	(368,799)
Cost of production materials/sales		(413,604)	(410,416)
Rental and utilities		(74,345)	(83,456)
Depreciation and amortisation		(83,861)	(83,261)
Advertising and promotion		(23,933)	(15,259)
Other operating expenses		(151,391)	(153,117)
		(1,110,497)	(1,110,217)
Gain on disposal of a discontinued operation	3	76,760	-
Surplus/(deficit) on revaluation of investment properties		18,062	(112,046)
Gain/(loss) on disposal of long-term investment shares		7,326	(2,267)
Loss on termination of a jointly controlled entity		(1,076)	-
Loss on disposal of investments in associates		-	(2,612)
Provision for asset impairment		-	(780)
Gain on disposal of a subsidiary		-	600
		101,072	(117,105)
PROFIT FROM OPERATING ACTIVITIES		365,248	52,674
Finance costs		(1,911)	(5,194)
OPERATING PROFIT		363,337	47,480
Share of profits less losses of associates		10,299	3,981
Share of loss of a jointly controlled entity		(361)	(4,048)
PROFIT BEFORE TAXATION		373,275	47,413
Taxation	4	(50,461)	(41,674)
PROFIT AFTER TAXATION		322,814	5,739
Minority interests		(5,668)	(3,977)
PROFIT ATTRIBUTABLE TO SHAREHOLDERS		317,146	1,762
DIVIDEND DISTRIBUTIONS	7	234,142	93,657
BASIC EARNINGS PER SHARE	5	20.32 cents	0.11 cents

CONSOLIDATED BALANCE SHEET

	Notes	As at 31 December 2004 *HK$'000*	2003 *HK$'000*
NON-CURRENT ASSETS			
Intangible assets		41,880	33,172
Fixed assets		1,301,689	1,347,348
Defined benefit plan's assets		30,415	27,070
Interests in associates		41,543	37,425
Interest in a jointly controlled entity		-	7,527
Long-term investment shares		156,660	128,320
		1,572,187	1,580,862
CURRENT ASSETS			
Inventories		37,774	40,618
Accounts receivable		191,613	162,182
Prepayments, deposits and other receivables		42,133	42,994
Bank balances and deposits		363,095	159,804
		634,615	405,598
CURRENT LIABILITIES			
Accounts payable and accrued liabilities		116,709	148,292
Taxation payable		30,087	5,817
Subscriptions in advance		22,848	22,931
Bank overdraft, secured		2,358	2,814
Current portion of long-term bank loan, unsecured		230,000	-
		402,002	179,854
NET CURRENT ASSETS		232,613	225,744
TOTAL ASSETS LESS CURRENT LIABILITIES		1,804,800	1,806,606
NON-CURRENT LIABILITIES			
Minority interests		12,320	9,677
Long-term bank loan, unsecured		17,000	230,000
Deferred taxation		90,540	96,905
		119,860	336,582
		1,684,940	1,470,024
CAPITAL AND RESERVES			
Share capital		156,095	156,095
Reserves	6	1,372,750	1,251,491
Proposed dividend distributions	6	156,095	62,438
		1,528,845	1,313,929
		1,684,940	1,470,024

NOTES TO THE ACCOUNTS

1. **Turnover, revenue and segment information**

The Company is an investment holding company. The principal activities of the Group during the year comprised the publishing, printing and distribution of the *South China Morning Post*, *Sunday Morning Post* and other print and digital publications. The Group was also involved in retailing, video and film post-production and property investment through its subsidiaries. During the year, the Group disposed its retailing business.

An analysis of the Group's turnover and contribution to operating profit for the year is as follows:

	Turnover 2004 *HK$'000*	Turnover 2003 *HK$'000*	Contribution to operating profit 2004 *HK$'000*	Contribution to operating profit 2003 *HK$'000*
Turnover				
Continuing operations				
Newspapers, magazines and other publications	971,537	773,830	252,123	79,116
Investment properties	13,885	81,401	28,296	(32,965)
Video and film post-production	23,499	20,208	(3,940)	(2,301)
Music publishing	13,781	5,937	9,394	4,298
	1,022,702	881,376	285,873	48,148
Discontinued operation				
Retailing	351,971	398,620	77,464	(668)
	1,374,673	1,279,996	363,337	47,480

2. **Other revenue**

	2004 *HK$'000*	2003 *HK$'000*
Dividend income from listed investments	2,100	1,427
Interest income	815	1,543
Others	2,874	1,121
	5,789	4,091

3. **Gain on disposal of a discontinued operation**

On 15 September 2004, the Group announced that SCMP Retailing (HK) Limited ("SCMP Retailing"), a wholly owned subsidiary of the Company, entered into an agreement with The Dairy Farm Company, Limited (the "Purchaser") on 13 September 2004, pursuant to which SCMP Retailing disposed certain assets relating to the convenience store retail business carried under the name of "Daily Stop" to the Purchaser (the "Disposal"). Upon the completion of the Disposal on 9 November 2004, the Group discontinued its business of the operation of convenience retail stores and the Disposal generated a profit of HK$76,800,000 which was recognised in 2004.

4. **Taxation**

	2004 *HK$'000*	2003 *HK$'000*
Company and subsidiaries:		
Hong Kong profits tax	54,075	34,427
Overseas taxation	472	231
Deferred taxation relating to the origination and reversal of temporary differences	(6,365)	(2,881)
Deferred taxation resulting from an increase in tax rate	-	8,538
	48,182	40,315
Share of taxation attributable to:		
Associates	2,279	1,337
Jointly controlled entity	-	22
Taxation charges	50,461	41,674

Hong Kong profits tax has been provided for at the rate of 17.5% (2003: 17.5%) on the estimated assessable profits for the year.

5. **Earnings per share**

The calculation of basic earnings per share is based on the profit for the year attributable to shareholders of HK$317,146,000 (2003: HK$1,762,000) and 1,560,945,596 (2003: 1,560,945,596) shares in issue during the year.

The diluted earnings per share for the year is not shown as there was no dilution effect.

6. **Reserves and proposed dividend distributions**

Group	Share premium *HK$'000*	Contributed surplus *HK$'000*	Investment revaluation reserve *HK$'000*	Asset revaluation reserve *HK$'000*	Translation reserve *HK$'000*	Retained profits *HK$'000*	Total *HK$'000*
At 1 January 2004	40,971	1,162,252	32,836	1,325	(34,863)	111,408	1,313,929
Change in fair values of long-term investment shares	-	-	43,307	-	-	-	43,307
Revaluation reserve released on disposal	-	-	(5,535)	-	-	-	(5,535)
Translation reserve released on disposal	-	-	-	-	243	-	243
Exchange differences on consolidation	-	-	-	-	240	-	240
Profit for the year	-	-	-	-	-	317,146	317,146
2003 final dividend distribution	-	(62,438)	-	-	-	-	(62,438)
2004 interim dividend distribution	-	(78,047)	-	-	-	-	(78,047)
At 31 December 2004 *(Note (a))*	40,971	1,021,767	70,608	1,325	(34,380)	428,554	1,528,845

Note:

(a) The proposed final dividend distribution of HK$109,266,000 and special dividend distribution of HK$46,829,000 for the year ended 31 December 2004 is to be paid out of the Company's contributed surplus.

7. **Dividend distributions**

	2004 *HK$'000*	2003 *HK$'000*
Interim dividend distribution, HK5 cents per share (2003: HK2 cents)	78,047	31,219
Proposed final dividend distribution, HK7 cents per share (2003: HK4 cents)	109,266	62,438
Proposed special dividend distribution, HK3 cents per share (2003: nil)	46,829	-
	234,142	93,657

MANAGEMENT DISCUSSION AND ANALYSIS

Principal Activities

SCMP Group acted as an investment holding company in 2004. Its principal business activities during the year were newspaper, magazine and book publishing, retailing, music publishing and investments.

Financial Highlights

- Turnover $1,374.7 million
- Recurring operating profit $264.1 million
- Operating profit $363.3 million
- Net profit $317.1 million
- Earnings per share $0.20
- Dividend per share $0.12
- Special dividend per share $0.03
- Total dividend per share $0.15

Operating Results of the Group

The Group's consolidated operating results for the years ended 31 December 2004 and 2003 were as follows:

(HK$ millions, except per share amounts)	2004	2003	% Change
Turnover	1,374.7	1,280.0	7
Operating costs before depreciation and amortisation	(1,032.5)	(1,020.2)	1
Operating profit before depreciation and amortisation	342.2	259.8	32
Depreciation and amortisation	(83.9)	(83.2)	1
Other revenue	5.8	4.1	41
Recurring operating profit	264.1	180.7	46
Gain on sale of retailing assets	76.8	-	100
Surplus/(deficit) on revaluation of investment properties	18.1	(112.0)	*
Gain/(loss) on sale of long-term investment shares	7.3	(2.3)	*
Loss on termination of a jointly controlled entity	(1.1)	-	100
Loss on disposal of a subsidiary and associates	-	(2.0)	(100)
Office relocation expenses	-	(10.9)	(100)
Provision for asset impairment	-	(0.8)	(100)
Finance cost	(1.9)	(5.2)	(63)
Operating profit	363.3	47.5	*
Taxation	(50.4)	(41.6)	21
Profits/(losses) of associates and a jointly controlled entity	9.9	(0.1)	*
Minority interests	(5.7)	(4.0)	43
Net profit attributable to shareholders	317.1	1.8	*
Number of shares outstanding	1,560,945,596	1,560,945,596	
Earnings per share (in cents)	20.32	0.11	*

* *Represents an increase or decrease in excess of 100%*

In November 2004, the Group completed the sale of its retailing assets which constituted the Daily Stop chain of convenience stores. The results of operations of the retailing business are reported as part of recurring operating profit in 2004 and 2003 but will be treated as discontinued operations in 2005.

(HK$ millions)	Continuing Operations	Retailing	2004 Total
Turnover	1,022.7	352.0	1,374.7
Operating costs before depreciation and amortisation	(683.8)	(348.7)	(1,032.5)
Operating profit before depreciation and amortisation	338.9	3.3	342.2
Depreciation and amortisation	(81.3)	(2.6)	(83.9)
Other revenue	5.8	-	5.8
Recurring operating profit	263.4	0.7	264.1

Staff costs for 2004 remained at the same level as 2003. A decrease in salaries after the sale of the retailing business offset a modest increase in staff costs in the publishing businesses of the Group. Production costs for 2004 increased 33% compared with 2003, due mostly to higher newsprint expense. Newsprint expense for 2004 increased 31% as a result of a 13% increase in average cost per metric ton of newsprint (US$476 in 2004 compared with US$420 in 2003) and a 16% increase in consumption due to higher advertising volume and circulation sales. Cost of sales of the retailing business declined because the operations were discontinued after the sale of the assets in November 2004. Rental and utilities expense decreased in 2004 because of lower office rental (the lease was renewed in November 2003) and the sale of the retailing business. Rental and utilities costs associated with the retailing business in 2004 and 2003 were $43.1 million and $49.6 million, respectively. Advertising and promotions for 2004 increased 57% compared with 2003 due to higher spending to drive circulation sales and advertising and to launch the Hong Kong edition of MAXIM in April 2004. Depreciation charges increased slightly as a result of investments in editorial and circulation operation systems.

Operating profit for the Group increased significantly in 2004 compared with 2003 due to higher profits for the newspaper publishing business, the gain from the sale of the retailing assets and revaluation gains on investment properties. Operating profit for the newspaper publishing business increased in 2004 due to higher advertising revenues, particularly recruitment ad revenues, and a modest increase in operating costs and expenses. Operating profit margin increased from 9.6% in 2003 to 28.5% in 2004. Operating profit from other publishing businesses comprising magazines and books decreased in 2004 compared with 2003 because of an operating loss related to MAXIM which was partially offset by higher operating profit for the other magazine titles and book publishing. In September 2004, the Group sold its retailing assets. The sale was completed in November 2004 resulting in a gain of $76.8 million. Most of the operating profit of the retailing business was due to the sale. Investment properties contributed to operating profit in 2004 compared with an operating loss in 2003 due to a revaluation deficit.

Financial Review by Business

Newspaper Publishing

The Group's major source of earnings is the newspaper publishing business. In 2004, 67% of the operating profit and 90% of the recurring operating profit of the Group came from this business.

In 2004, circulation revenues for the weekday and Sunday editions increased 1% and 5%, respectively. Advertising revenues increased 29% compared with 2003. Display ad revenues increased 23% due to an increase in ad volume. Recruitment ad revenues increased 51% as a result of a 40% increase in ad volume and a 7% increase in yield. The strong growth in recruitment advertising in 2004 reflects the full impact of a recovery from Sars which weakened the market in 2003. In contrast, display advertising recovered from the effects of Sars starting in the fourth quarter of 2003. Business notices revenues increased 31% on higher volume, which was slightly offset by lower yields.

Magazine and Book Publishing

The economic recovery in 2004 also led to improved results for the existing magazine titles. Advertising revenues increased across all titles but operating profit declined after taking into account an operating loss for MAXIM which was launched in April 2004.

The book publishing business recorded its best sales and operating profit in five years. These results were achieved by changing the emphasis to Chinese fiction books aimed at young adult readers, selectively publishing English books and controlling costs.

Retailing

In September 2004 the Group sold its retailing assets for $101.5 million. The sale was completed in November 2004. The Group recorded a gain from the sale of $76.8 million.

Revenues and operating profit (excluding the gain on sale) in 2004 for the retailing business were $352.0 million and $0.7 million, respectively.

Investment Properties

Rent from investment properties fell in 2004 as a result of the expiration of the TV City lease on 31 December 2003. Rent from this property amounted to $65.8 million in 2003. Investment properties recorded an operating profit in 2004 as a result of a revaluation gain of $18.1 million compared with a loss in 2003 as a result of a revaluation deficit of $112.0 million.

The Group will continue to explore options to maximise the value of the TV City property, including an application to change the land use to principally a residential development, which has received an in-principle approval from the Town Planning Board. Given that the application process is expected to take some time, we will continue to consider the property's potential for rental income as investment property.

Video and Film Post-production

Operating losses for this business increased in 2004 compared with 2003 despite an 11% increase in revenues because of price competition and initial set-up costs of operations in Guangzhou.

Music Publishing

Revenues and operating profit for the music publishing business increased due to strong demand for old music recordings of Anita Mui and Leslie Cheung.

Liquidity and Capital Resources

Overview

As at 31 December 2004, the Group had total borrowings of $249.4 million. Of this amount, $230 million and $17 million are unsecured Hong Kong dollar term loans at floating interest rates payable within one year and five years, respectively. The remaining $2.4 million is a bank overdraft payable within one year. The Group has no significant exposure to foreign exchange fluctuations.

As at 31 December 2004, the Group had no gearing (after deducting bank balances and deposits) compared with a gearing ratio of 5% as at 31 December 2003.

The ratio of current assets to current liabilities was 1.6 times as at 31 December 2004 compared with 2.3 times as at 31 December 2003. The decline was mainly attributable to the reclassification of a $230 million bank loan due in October 2005 from long-term liabilities to current liabilities in 2004.

In 2005, the Group expects its beginning cash balance, cash generated from operations and funds available from external sources to be adequate to meet working capital requirements, repay bank loans, fund planned capital expenditures and pay dividends.

Operating Activities

The primary source of the Group's liquidity is cash flows from operating activities, mainly newspaper publishing. Net cash provided by operating activities in 2004 was $252.8 million, compared with $214.6 million in 2003. Net cash increased because of an increase in revenues while operating costs were stable.

Investment Activities

Net cash inflow from investing activities in 2004 was $77.5 million compared with a net cash outflow of $19.9 million in 2003. Investment cash inflows in 2004 include the proceeds from the sale of retailing assets ($90.4 million) and investment shares ($17.6 million). These inflows were partially offset by capital expenditures. Capital expenditures in 2004 were $37.9 million, of which (i) $14.6 million was invested in new advertising and circulation systems; (ii) $8.0 million was used to buy video film production equipment; and (iii) $15.3 million was spent on replacement items and computer equipment.

The Group is investing in four new presses which will be commissioned in late 2005. These new presses will replace four old units that have been in use for 18 years and are near the end of their useful lives. The estimated cost of the new presses is $93.2 million of which $9.0 million was paid in 2004, $80.2 million will be paid in 2005 and $4.0 million will be paid in 2006.

In 2005, the Group is investing approximately $115.0 million in fixed assets, including $80.2 million for the new presses.

Financing Activities

Net cash used in financing activities during the year was $126.5 million consisting of dividend payments of $140.5 million to shareholders of the Group and $3.0 million to a minority shareholder of a subsidiary, which were partially offset by a bank loan of $17.0 million.

PROSPECTS

The prospects in 2005 are positive although we expect our publishing businesses to grow at a slower pace than in 2004, which started from a very low base. Ad spending is expected to continue to grow in 2005 and beyond fuelled by a strong rebound in economic activity and consumer confidence. Many companies have indicated they would continue to recruit new staff in 2005.

DIVIDEND DISTRIBUTIONS

The Directors recommend to pay from the contributed surplus account of the Company a final dividend of HK7 cents per share (2003: HK4 cents) and a special dividend of HK3 cents per share (2003: nil) out of the gain from the sale of the Group's retailing assets. This final and special dividend distribution, together with the interim dividend of HK5 cents per share, will make a total dividend distribution of HK15 cents per share for the year ended 31 December 2004. The proposed final and special dividend distribution, if approved, will be paid on Thursday, 26 May 2005 to shareholders whose names appear on the Register of Members of the Company on Tuesday, 24 May 2005.

BOOK CLOSURE

The Register of Members of the Company will be closed from Thursday, 19 May 2005 to Tuesday, 24 May 2005, both days inclusive. All transfer of shares accompanied by the relevant share certificates must be lodged with the Company's Hong Kong branch share registrars, Computershare Hong Kong Investor Services Limited of Room no. 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:00 p.m. on Wednesday, 18 May 2005 so as to qualify for the proposed dividend distributions.

EMPLOYEES

The Group had 1,035 employees as at 31 December 2004. Salaries of employees are maintained at competitive levels while bonuses are granted based on individual and business performance. The Group offers other employee benefits including provident fund, medical insurance and a share option scheme.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S SHARES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares during the year.

CORPORATE GOVERNANCE

The Board of Directors and Management are committed to upholding the Group's obligations to shareholders. We regard the promotion and protection of shareholders' interests as one of our priorities and keys to success.

Over the years, the Group has evolved sound corporate governance mechanisms to ensure it adheres to the highest ethical and business standards. The key test of corporate governance mechanisms is whether they align the interests of management with those of shareholders to adequately protect and promote shareholder interests. The Group constantly reviews these guidelines and policies and implements new ones to ensure they remain relevant and practical in today's fast changing business environment and market expectations. Details of the Company's corporate governance practices are set out in the Annual Report.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") throughout the year, save that the Non-executive Directors have not been appointed for a specific term, but are subject to retirement by rotation and re-election in accordance with the Company's Bye-Laws.

AUDIT COMMITTEE

The Audit Committee has been established since 1998 with written terms of reference and currently comprises all Independent Non-executive Directors, namely Mr. Peter Lee Ting Chang, Mr. Ronald J. Arculli and Dr. The Hon. David Li Kwok Po. Two Audit Committee meetings had been held during the year. The Audit Committee has reviewed the Group's audited final results for the year ended 31 December 2004.

On Behalf of the Board
KUOK Khoon Ean
Chairman

Hong Kong, 1 April 2005

As at the date of this announcement, the Board comprises Mr. Kuok Khoon Ean (Chairman), Mr. Roberto V. Ongpin (Deputy Chairman), Mr. Ronald J. Arculli, Tan Sri Dr. Khoo Kay Peng, Mr. Kuok Hui Kwong, Mr. Peter Lee Ting Chang*, Dr. The Hon. David Li Kwok Po* and Mr. Robert Ng Chee Siong.*

* *Independent Non-Executive Director*

The Company's Annual Report 2004 containing all the information required by the Listing Rules will be published on The Stock Exchange of Hong Kong Limited's website in due course and will be dispatched to shareholders before end of April 2005.

* *For identification purpose only*